IPSEN
Innovation for patient care

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

7th September 2009

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press Release

Ipsen's half year 2009 results

Drug sales in line with full year objective of 7.0% to 9.0% growth

- **First half 2009 drug sales up 6.3% year-on-year at constant currency**
- **Dynamic Specialty care franchise: 11.5% sales growth at constant currency**

Sustained profitability

- **First semester impacted by the full consolidation of US acquisitions**
- **Group operating income[1] reaches 25.0% of sales**

Strong cash flow generation

- **€147 million generated from operating activities during the first half 2009**
- **€119 million positive net cash position as of June 30, 2009**

Paris (France), 28 August 2009 –The Board of Directors of Ipsen (Euronext : IPN), chaired by Jean-Luc Bélingard, met on 27 August 2009 to review the Group's results for the first half 2009, published today. The full 2009 half year financial report is available on the Group's web site, www.ipsen.com, under the Regulated Information heading in the Investor Relations pages.

Summary of audited consolidated results for the first halves 2009 and 2008

(in million euros)	*2009*	*2008*	*% change*	*% variation at constant currency*
Specialist care	304.5	278.1	*+9.5%*	*+11.5%*
Primary care	199.4	197.8	*+0.8%*	*(0.8%)*
Total Drug Sales	**503.9**	**475.9**	***+5.9%***	***+6.3%***
Drug-related sales	17.3	21.5	*(19.5%)*	*(21.2%)*
Consolidated Sales	**521.2**	**497.4**	**+4.8%**	**+5.1%**
Other revenues	51.9	53.7	*(3.3%)*	*+2.4%*
Total Revenues	**573.1**	**551.1**	**+4.0%**	**+4.8%**
Operating Income	125.2	145.9	*(14.2%)*	*(13.3%)*
In % of sales	*24.0%*	*29.3%*	-	-
Adjusted Operating Income [1,2]	**130.5**	**145.9**	***(10.6%)***	-
In % of sales	***25.0%***	***29.3%***	-	-
			-	
Consolidated Net profit (attributable to equity holders of Ipsen S.A.)	**98.7**	**110.9**	**(10.9%)**	
Earnings per share – fully diluted (€)	1.17	1.32	*(11.4%)*	
Average number of shares :				
Non diluted	*84,190,355*	*84,026,959*		
Fully diluted	*84,309,216*	*84,135,139*		
Cash flow from operating activities	**147.2**	**124.1**		

NOTE 1 Corresponds to the reported operating income excluding purchase price accounting impacts related to the Group's transactions in North America

NOTE 2: The first half 2008 did not include the dilutive effect in 2009 of the full consolidation of the Group's north-american acquisitions, made in the second half 2008.

Commenting on the performance in the first half 2009, **Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group,** said: *"The approval of Dysport™ during the first half 2009 in both its therapeutic and aesthetic indications in the US is undoubtedly a major step forward for Ipsen. After Somatuline® in 2007, it is the Group's second FDA approval in a short period of time. Dysport™ therefore becomes, alongside Somatuline® and Increlex®, the Group's third global product. Even though Ipsen's results temporarily bear some dilution, corresponding to the preparation or support of the launch activities of 4 products in the US, these approvals fully substantiate – in a tough macroeconomic environment – the timing of its acquisitions. And if - in the short term - the pharmaceutical environment holds more uncertainty, we remain fully convinced that our endocrinology and neurology franchises will be successful in the long term in this region".* Jean-Luc Bélingard added: *"In parallel to the globalization of our operations, our unique R&D pipeline has considerably grown, notably with the addition of 'Combo' (combination of GH and IGF-I) following the Tercica acquisition, the entry in Phase II of BN-83495 in several indications in oncology, the entry of BIM-23A760, Somatuline®'s successor, in phase II, or with the imminent entry of OBI-1 in phase III. This remarkable momentum is notably the fruit of a genuinely innovating and productive R&D, an active partnership policy and an exceptionally high success rate of our R&D projects. In the future, beyond the quality of its commercial performances and its constant productivity efforts, the Group will continue to assert its unique positioning based on cutting-edge technologies, generating an important value-creating flow of innovations. In this context, we shall ensure the means necessary to develop certain of these new chemical entities match their potential, as they target high unmet medical needs".*

Review of the Group's first half 2009 sales and results

Consolidated Group sales reached €521.2 million, up 4.8% year-on-year and 5.1% excluding foreign exchange impacts. Sales of **specialist care** products reached €304.5 million, up 9.5% year-on-year, or up 11.5% excluding foreign exchange impacts, amounting to 58.4% of the Group's consolidated sales, against 55.9% a year earlier. Sales of **primary care** products reached €199.4 million, up 0.8% year-on-year, or down 0.8% excluding foreign exchange impacts,.

Excluding foreign exchange impacts, **drug sales** grew by 6.3%, fuelled by the strong growth of the Endocrinology franchise, up 32.7% year-on-year. This solid performance reflects notably the full consolidation of the Group's North American operations and a stabilisation of certain Eastern European countries following the strong devaluation of their currencies against the Euro.

Sales generated in the **Major Western European** countries amounted to €283.4 million, up 0.8% year-on-year (or up 1.8% excluding foreign exchange impacts), compared with €281.2 million a year earlier. Sales generated in the **Other European countries** reached €114.5 million, down 8.1% year-on-year, due to the disruption of local distribution channels following the strong devaluation of certain **Eastern European countries**' currencies against the Euro during the first quarter of the year. For the second quarter 2009, sales in these countries, grew by 1.1% excluding foreign exchange impacts, reflecting a certain stabilisation of the Group's activity in this region. Sales generated in **North America** reached €20.6 million, against €2.1 million a year earlier reflecting a dynamic growth beyond the full consolidation of the Group's US acquisitions since October 2008. The neurology and endocrinology franchises in North America generated sales of c.US$23 million over the first half, more than doubling year-on-year. The Group also started to ship Dysport™ to Medicis in June for distribution in aesthetic use in the United States. Sales in the **Rest of the World** reached €102.7 million, up 14.8% year-on-year; despite a negative stocking effect in Brazil, notably on Dysport™, sales were driven by a strong volume growth of all products, notably Smecta® and Somatuline® in Algeria and Decapeptyl® in China.

Other Revenues reached €51.9 million, against €53.7 million for the first half 2008, down 3.3% year-on-year. During the first half 2009, the Group recorded €36.4 million of Kogenate® and Helixate® royalties in connection with the agreement with Bayer signed in April 2009, compared with €23.1 millions of Kogenate® and Helixate® royalties a year earlier. The first half 2008 also benefited from non-recurring revenues related to divestment of Ginkor Fort®, for €13.7 million.

Total Revenues therefore reached €573.1 million during the period, up 4.0% year-on-year.

Research and Development expenses reached €91.5 million in the first half 2009, up 4.8% year-on year, compared with €87.3 million a year earlier. R&D expenses represented 17.6% of sales in the first half 2009, same as a year ago.

Other Operating Expenses amounted to €(4.8) million in the first half 2009, related to some expenses incurred by the Group's new head office in Boulogne and one-off costs linked to the integration of the US subsidiaries.

The **amortization of intangible assets** represented a negative impact of €5.5 million, compared with a negative impact of €1.2 million a year earlier. This evolution is mainly due to the amortization of the fair value of products held in licence by Tercica Inc.for €4.6 million, as a result of purchase price allocation impacts related to the Group's transactions in North America.

The Group's **operating income** reached €125.2 million representing 24.0% of sales in the first half 2009, compared with €145.9 million, representing 29.3% of sales, a year earlier. Excluding the non-recurring elements recorded in the first half 2008 (the divestment of Ginkor Fort® for €13.7 million and the sale of land for €1.6 million), also excluding the negative impact related to the purchase price accounting of the Group's acquisitions in North America in the first half 2009, the **Group's adjusted operating profit - before taking into account any royalty stream on Kogenate® and Helixate®** - reached €94.1 million, or 18.0% of sales, in the first half 2009, compared with €107.5 million, or 21.6% of sales, a year earlier.

The **Group's effective tax rate** reached 18.2% of net profit from continuing operations, significantly lower than its effective tax rate of 21.9% over the same period in 2008, mainly related to the full consolidation of Tercica Inc. losses since October, 2008.

The Group has not recorded a **share of loss from associated companies** in the first half 2009 since Tercica Inc. is now fully consolidated since October 2008. This share represented an expense of €(5.2) million a year ago.

The **consolidated net profit** (attributable to equity holders of Ipsen S.A) for the first half 2009 reached €98.7 million compared to €110.8 million a year earlier.

The **net cash flow generated by operating activities** amounted to €147.2 million for the first half 2009, compared with €124.1 million a year ago. At 30 June 2009, the Group's net cash position reached €139.1million, compared with €263.7 million a year earlier, before the payment of its North American acquisitions.

The **total milestones received in cash but not yet recognized as revenues** amounted to €207.3[1] million compared with €216.9[1] million a year earlier.

<u>2009 financial objectives</u>

On the basis of currently available information, the Group reiterates its financial objectives stated in April 2009 for the year 2009:

- Group Drug Sales growth of 7.0% to 9.0% year-on-year excluding foreign exchange impacts;
- Other revenues[2] around €45 million which will be increased by payments received from Bayer as described above (including €36.4 million recorded in the first half of 2009[3]);
- An adjusted operating margin target of around 14.0%[4], which will be increased by payments received from Bayer as described above;
- A normative tax rate of between 18.0% and 20.0% of net profit from continuing operations before tax.

These financial objectives do not include items resulting from purchase price accounting impacts related to the Group's transactions in North America.

---

[1] Amounts computed using average rates, respectively at June 30, 2009 and 2008
[2] Defined as the total of milestone payments received under licence agreements, royalties received from third parties and other revenue (including for example co-promotion revenues).
[3] The €36.4 million include in a part of evaluation by the Group for the payments relating to the second quarter of 2009 for which information is not yet available
[4] In percentage of sales, prior to any accounting implications in connection with the purchase accounting of its acquisitions in North America.

Ipsen - Innovation for patient care

Ipsen - Media conference call (in French)

Ipsen will host a conference call on Friday 28 August 2009 at 9:00 a.m. (Paris time). A live webcast will be available at www.ipsen.com.

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone number to join the conference call is + 33 (0) 1 70 99 42 75. No access code is necessary. The telephone number to access the replay is +33(0)1 71 23 02 48. The access code is 3069948#. The replay will be available for one week following the live call.

Ipsen - Analyst and Investor conference call and webcast (in English)

Ipsen will host a conference call on Friday 28 August 2009 at 2.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com.

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: + 33 (0) 1 70 99 42 70 and from the United States: +1 212 444 0481. No access code is necessary. The telephone numbers to access the replay are, from France and Europe: +33(0)1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is 8438165#. The replay will be available for one week following the live call.

About Ipsen
Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

IPSEN
Innovation for patient care

APPENDICES

Risk factors

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2008 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the business of the Group, its financial situation or its results.

- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

- As a result of its acquisitions in North America, notably Tercica Inc.'s, which closed on October 16, 2008, the Group may record certain transaction related recordings, such a purchase price allocation, restructuring costs or other one-off items that may impact the Group's financial situation.

- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacture and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products.

IPSEN
Innovation for patient care

Major developments in the period under review

During the first half 2009, major developments included:

- On January 7, 2009 - The Group announced that the U.S. Food and Drug Administration (FDA) provided notification that the Prescription Drug User Fee Act (PDUFA) action date for its type A botulinum toxin Biologics License Application (BLA) in aesthetic indications (glabellar lines) has been extended to April 13, 2009.
- On January 8, 2009 - The Group held its first Investor Day. The Group's management has provided an update on the R&D pipeline as well as an overview of its specialist care franchise, notably in the US, as well as potential opportunities across disease areas and geographies.
- On January 28, 2009 – The Group announced that it had signed an agreement with Novartis for the co-promotion in France of the antihypertensive drug Exforge®.
- On February 2, 2009 – The Group and its partner Galderma announced that Azzalure®, a muscle relaxant specifically developed for aesthetic use, has received the collective green light from 15 European countries' Health Authorities for the granting of national marketing authorizations. The assessment was based on clinical trials involving more than 2,600 patients, which confirmed the safety and efficacy of Azzalure®. Subsequently, the Group and Galderma announced that Azzalure® received a marketing authorization from the *Medicines and Healthcare products Regulatory Agency* (MHRA) in the UK on March 12, 2009, from the *Agence Française de Sécurité Sanitaire des Produits de Santé* (AFSSAPS) in France on March 31 2009 and from the *Bundesinstitut für Arzneimittel und Medizinprodukte* in Germany on June 26, 2009.
- On April 14, 2009 - The Group and its partner Medicis announced both companies were in active discussion with the US Food and Drug Administration ("FDA") on the label and Risk Evaluation and Mitigation Strategy ("REMS") related to the type A botulinum toxin Biologics License Application ("BLA") in both therapeutic and aesthetic indications
- On April 28, 2009 – The Group announced it had reached an agreement with Bayer on a dispute related to the end of a royalty paying period date. Under this agreement, Bayer will resume payments for the disputed period and subject to the level of Bayer's Kogenate® sales over the remainder of the agreed royalty-paying period, Ipsen should receive in 2009 approximately €36 million from Bayer.
- On April 30, 2009— The Group and its partner Medicis announced the U.S. Food and Drug Administration's (FDA) approval of the Biologics License Application (BLA) for DYSPORT™ (abobotulinumtoxinA), an acetylcholine release inhibitor and a neuromuscular blocking agent. The approval includes two separate indications, the treatment of cervical dystonia to reduce the severity of abnormal head position and neck pain, and the temporary improvement in the appearance of moderate to severe glabellar lines in adults younger than 65 years of age.
- On June 4, 2009 – The Group held its Annual Shareholders' Meeting. All resolutions submitted to the Shareholders' Meeting were approved, including the distribution of a €0.70 dividend per share, paid on June 12, 2009 (ex-dividend date June 9, 2009).
- On June 15, 2009 – The Group and Pharnext SAS, a biopharmaceutical company specializing in the development of innovative treatments, announced they had entered into an exclusive research, development and marketing agreement regarding innovative drug candidates intended for the treatment of Charcot Marie-Tooth disease, issued from the Pleotherapy™ technology.

After the close of the period under review, major developments included:

- On July 16, 2009 – The Group announced the results of phase I and Phase IIa clinical studies for its BIM23A760 a first-in-class innovative "chimeric" compound that bears within a single molecule two pharmacological moieties, i.e. a somatostatin analog and a dopamine agonist. The results confirm the inhibitory effect of proprietary Ipsen's BIM23A760 first-in-class "chimeric" compound on growth hormone, IGF-1 and prolactin levels

European governments continued to introduce in 2008 and 2009 various measures to reduce public healthcare spending, potentially impacting the Group's sales and earnings in the first half 2009 and beyond:

- At the end of August 2009, the Group was informed that a generic of Smecta® could be launched in France following the issuance by the *Agence Française de Sécurité Sanitaire des Produits de Santé (« afssaps »)* of a marketing authorisation to a generic drug manufacturer. In 2008, Smecta® sales in France reached c.€28 million. The Group estimates that c.25% of French Smecta® sales are prescription free.

IPSEN
Innovation for patient care

Comparison of consolidated sales for the second quarters and first halves 2009 and 2008:

Sales by geographical region

Group sales by geographical region for the second quarters and first halves 2009 and 2008 were as follows:

	Second Quarter			First Half			
(in thousand euros)	*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
France	84,846	87,642	*-3.2%*	163,075	163,400	*-0.2%*	*-0.2%*
Spain	15,037	15,049	*-0.1%*	30,269	29,755	*1.7%*	*1.7%*
Italy	20,012	18,627	*7.4%*	38,815	36,670	*5.8%*	*5.8%*
Germany	13,458	13,927	*-3.4%*	29,999	30,013	*0.0%*	*0.0%*
United Kingdom	11,367	11,161	*1.8%*	21,234	21,378	*-0.7%*	*14.9%*
Major Western European countries	**144,721**	**146,406**	**-1.2%**	**283,392**	**281,217**	**0.8%**	**1.8%**
Other European countries	**63,646**	**64,455**	**-1.3%**	**114,477**	**124,578**	**-8.1%**	**-7.9%**
North America	**12,754**	**932**	**n.s.**	**20,558**	**2,058**	**n.s.**	**n.s.**
Asia	26,179	21,784	*20.2%*	54,927	46,146	*19.0%*	*12.8%*
Other countries in the rest of the world	22,082	24,931	*-11.4%*	47,817	43,373	*10.2%*	*12.1%*
Rest of the world	**48,261**	**46,716**	**3.3%**	**102,744**	**89,519**	**14.8%**	**12.5%**
Group Sales	**269,381**	**258,508**	**4.2%**	**521,172**	**497,371**	**4.8%**	**5.1%**
of which : Drug sales	**261,121**	**248,540**	***5.1%***	**503,894**	**475,911**	***5.9%***	***6.3%***
Drug-related Sales	**8,260**	**9,967**	***-17.1%***	**17,278**	**21,460**	***-19.5%***	***-21.2%***

For the second quarter 2009, sales generated in the **Major Western European countries** amounted to €144.7 million, down 1.2% year-on-year (second quarter 2008, €146.4 million). For the first half 2009, sales generated in the Major Western European countries amounted to €283.4 million, up 0.8% year-on-year (first half 2008, €281.2 million) or up 1.8% at constant currency thanks to good performances in Italy and Spain, despite a negative foreign exchange impact in the United Kingdom, where growth at constant currency reached 14.9%. Sales in this region represented 54.4% of total sales compared with 56.5% a year earlier.

France – For the second quarter 2009, sales reached €84.8 million, down 3.2% year-on-year (second quarter 2008, €87.6 million). For the first half 2009, sales reached €163.1 million, down 0.2% year-on-year (first half 2008, 163.4 million), driven by the good performances notably of NutropinAq®, Somatuline®, Smecta® and Adrovance™, offset by a decrease of Forlax® sales, after the launch of a generic competitor in March. The weight of France in the Group's consolidated sales continued to decline, representing 31.3% of total Group sales against 32.9% a year earlier.

Spain – For the second quarter 2009, sales reached €15.0 million, flat year-on-year. For the first half 2009, sales reached €30.3 million, up 1.7% year-on-year (first half 2008, €29.8 million) fuelled by strong sales growth notably of Somatuline®, NutropinAq® and Dysport™ partly offset by a slow

down of Decapeptyl®, due to an increased competitive environment. The weight of Spain in the Group's consolidated sales represented 5.8% of total Group sales against 6.0% a year earlier.

Italy – For the second quarter 2009, sales reached €20.0 million, up 7.4% year-on-year (second quarter 2008, €18.6 million), thanks to the strong growth of Decapeptyl® and Somatuline®. For the first half 2009, sales reached €38.8 million, up 5.8% year-on-year (first half 2008, €36.7 million) fuelled by strong sales of Somatuline®, Decapeptyl® and NutropinAq®. The weight of Italy in the Group's consolidated sales represented 7.4% of total Group sales, same as a year earlier.

Germany – For the second quarter 2009, sales reached €13.5 million, down 3.4% year-on-year (second quarter 2008, €13.9 million), despite the double-digit growth of Decapeptyl®. For the first half 2009, sales reached €30.0 million, flat year-on-year. The strong sales of Decapeptyl®, Dysport™, NutropinAq®, Somatuline® and Increlex® were offset by a sharp drop in drug-related sales (active ingredients and raw materials) during the first quarter. The weight of Germany in the Group's consolidated sales represented 5.8% of total Group sales against 6.0% a year earlier.

United Kingdom – For the second quarter 2009, sales reached €11.4 million, up 1.8% year-on-year (second quarter 2008, €11.2 million) with a solid volume growth of Dysport™, Decapeptyl® and Increlex®, mostly offset by a negative foreign exchange impact. For the first half 2009, sales reached €21.2 million, down 0.7% year-on-year (first half 2008, €21.4 million) or up 14.9% at constant currency, fuelled by strong sales of Decapeptyl® and Dysport™. The weight of United Kingdom in the Group's consolidated sales represented 4.1% of total Group sales against 4.3% a year earlier.

For the second quarter 2009, sales generated in the **Other European countries** reached €63.6 million, down 1.3% year-on-year (first half 2008, €64.5 million). For the first half 2009, sales reached €114.5 million, down 8.1% (first half 2008, €124.6 million), weakened by distribution channels disruptions in some Eastern European countries during the first quarter, after the steep decline of their local currencies against the Euro. For the second quarter 2009, sales in Eastern European countries were up 1.1% year-on-year excluding foreign exchange impacts, reflecting the stabilisation of the business in the area. Over the same period, sales in Other European countries represented 22.0% of total consolidated Group sales, against 25.0% a year earlier.

For the second quarter 2009, sales generated in **North America** reached €12.8 million, up from €0.9 million a year earlier. For the first half 2009, sales reached €20.6 million, up from €2.1 million a year earlier, reflecting a dynamic growth beyond the full consolidation of the Group's US acquisitions since October 2008. The neurology and endocrinology franchises in North America generated sales of c.US$23 million, more than doubling year-on-year. The Group also started to ship Dysport™ to Medicis in June for distribution in aesthetic use in the United States. Over the same period, sales in North America represented 3.9% of total consolidated Group sales, against 0.4% a year earlier.

For the second quarter 2009, sales generated in the **Rest of the World** reached €48.3 million, up 3.3% year-on-year (second quarter 2008, €46.7 million). For the first half 2009, sales reached €102.7 million, up 14.8% (first half 2008, €89.5 million) or up 12.5% excluding foreign exchange impacts, thanks to a strong volume growth of all products, notably Smecta® and Somatuline® in Algeria and Decapeptyl® in China, despite a negative stocking effect in Brazil notably on Dysport™. Over the same period, sales in this region represented 19.7% of total consolidated Group sales, against 18.0% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products, grouped together by therapeutic areas for the second quarters and first halves 2009 and 2008:

		Second Quarter			Half Year			
(in thousand euros)		*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
Oncology		65,136	64,882	*0.4%*	126,511	125,682	*0.7%*	*0.9%*
of which	*Decapeptyl® (1)*	*65,136*	*64,879*	*0.4%*	*126,510*	*125,677*	*0.7%*	*0.9%*
Endocrinology		51,886	39,957	*29.9%*	98,697	76,420	*29.2%*	*32.7%*
of which	*Somatuline® (1)*	*35,918*	*31,005*	*15.8%*	*68,320*	*59,407*	*15.0%*	*18.3%*
	NutropinAq® (1)	*9,995*	*8,018*	*24.7%*	*19,336*	*15,215*	*27.1%*	*30.0%*
	Increlex® (1)	*5,503*	*403*	*n.s.*	*10,209*	*673*	*n.s.*	*n.s.*
Neurology		43,632	40,343	*8.2%*	79,295	75,971	*4.4%*	*8.0%*
of which	*Apokyn® (1)*	*2,101*		*n.s.*	*3,165*		*n.s.*	*n.s.*
	Dysport™ (1)	*41,531*	*40,343*	*2.9%*	*76,130*	*75,971*	*0.2%*	*3.7%*
Specialist Care		**160,654**	**145,181**	***10.7%***	**304,503**	**278,073**	***9.5%***	***11.5%***
Gastroenterology		45,650	49,066	*-7.0%*	97,664	95,687	*2.1%*	*-1.2%*
of which	*Smecta®*	*22,626*	*25,821*	*-12.4%*	*52,175*	*50,394*	*3.5%*	*-2.6%*
	Forlax®	*13,103*	*13,419*	*-2.4%*	*25,904*	*26,904*	*-3.7%*	*-3.6%*
Cognitive disorders		30,683	28,291	*8.5%*	56,420	54,860	*2.8%*	*2.8%*
of which	*Tanakan®*	*30,683*	*28,291*	*8.5%*	*56,420*	*54,860*	*2.8%*	*2.8%*
Cardiovascular		20,152	22,920	*-12.1%*	38,241	41,051	*-6.8%*	*-6.8%*
of which	*Nisis® and Nisisco®*	*15,125*	*15,861*	*-4.6%*	*27,731*	*28,486*	*-2.6%*	*-2.6%*
	Ginkor Fort®	*3,873*	*5,438*	*-28.8%*	*7,667*	*9,860*	*-22.2%*	*-22.2%*
Other Primary Care products		3,981	3,082	*29,2%*	7,067	6,240	*13.3%*	*13.3%*
of which	*Adrovance™*	*3,219*	*2,257*	*42.6%*	*5,402*	*4,228*	*27.8%*	*27.8%*
Primary care		**100,467**	**103,359**	***-2.8%***	**199,391**	**197,838**	***0.8%***	***-0.8%***
Total Drug sales		**261,121**	**248,540**	***5.1%***	**503,894**	**475,911**	***5.9%***	***6.3%***
Drug-related sales		**8,260**	**9,967**	***-17.1%***	**17,278**	**21,460**	***-19.5%***	***-21.2%***
Group Sales		**269,381**	**258,508**	***4.2%***	**521,172**	**497,371**	***4.8%***	***5.1%***

(1) Peptide- or protein-based products

For the second quarter 2009, sales of **specialist care** products reached €160.7 million, up 10.7% year-on-year. For the first half 2009, sales reached €304.5 million, up 9.5% (first half 2008, €278.1 million) or 11.5% at constant currency, representing 58.4% of the Group's consolidated sales, against 55.9% a year earlier.

- **In the oncology franchise**, sales of Decapeptyl® reached €65.1 million for the second quarter 2009, almost flat year-on-year thanks to a strong growth in Russia and Germany, partly offset by a decrease in some Eastern European countries, where distribution channels were temporarily disrupted after the steep decline of local currencies against the Euro, and in Spain, where the competitive environment has strengthened. For the first half 2009, sales of Decapeptyl® were up 0.7%.

- **In endocrinology,** sales reached €51.9 million for the second quarter 2009, up 29.9% year-on-year. For the first half 2009, sales reached €98.7 million, up 29.2% or 32.7% at constant currency, reflecting a good performance of all products and the consolidation of the Group's US acquisitions. Excluding sales in North America, the Group's endocrinology franchise grew by 16.6% excluding foreign exchange impacts. For the first half 2009, sales in endocrinology represented 18.9% of total Group sales, against 15.4% a year earlier.

  Somatuline® -- For the second quarter 2009, sales reached €35.9 million, up 15.8% year-on-year. For the first half 2009, Somatuline® sales amounted to €68.3 million, up 15.0% year-on-year, or 18.3% at constant currency, fuelled by strong volume growth in the United States, Major Western European countries, Nordic countries, Poland, Algeria and Australia. In the US, Somatuline® Depot more than tripled its US dollar sales year-on-year.

  NutropinAq® -- For the second quarter 2009, sales reached €10.0 million, up 24.7% year-on-year. For the first half 2009, sales of NutropinAq® amounted to €19.3 million, up 27.1% year-on-year, or 30.0% at constant currency, driven by strong performances in all countries, especially in France, Italy, Germany, Nordic countries and Spain.

  Increlex® -- For the second quarter 2009, sales of Increlex® reached €5.5 million. For the first half 2009, sales of Increlex® reached €10.2 million, up from €0.7 million a year earlier, reflecting the full consolidation of US Increlex® sales. In the US, Increlex® continued to perform well, up 56.0% year-on-year excluding foreign exchange impacts.

- **In the neurology franchise,** sales reached €43.6 million for the second quarter 2009, up 8.2% year-on-year (second quarter 2008, €40.3 million). For the first half 2009, sales in neurology amounted to €79.3 million, up 4.4% year-on-year (first half 2008, €76.0 million) or 8.0% at constant currency.

  Dysport™ -- For the second quarter 2009, sales reached €41.5 million, up 2.9% year-on-year compared with a strong second quarter in 2008 or up 5.7% at constant currency. The second quarter 2008 was particularly good as it benefited from a positive stocking effect in Brazil. This good performance was fuelled notably by the start of the supply of Dysport™ to Medicis in June and Azzalure® to Galderma in May for distribution in aesthetic use respectively in the US and Europe. For the first half 2009, sales of Dysport™ amounted to €76.1 million, up 0.2% year-on-year or 3.7% excluding foreign exchange impacts. Outside the European countries where the Group encountered distribution channels disruptions at the beginning of the year, sales grew by 6.0% excluding foreign exchange impacts year-on-year.

  Apokyn® -- For the second quarter 2009, sales reached €2.1 million in the United States. Following the closing of the acquisition of its North American neurology commercial platform and the rights to market Apokyn® in the United States in July 2008, the Group booked €3.2 million in sales for the first half 2009, up 71.8% year-on-year on a comparable basis.

In the second quarter 2009, sales of **Primary Care products** reached €100.5 million, down 2.8% year-on-year (second quarter 2008, €103.4 million). For the first half 2009, sales of Primary Care products reached €199.4 million, slightly up 0.8% year-on-year, or down 0.8% at constant change representing 38.3% of the Group's consolidated sales, against 39.8% a year earlier.

In gastroenterology, sales reached €45.7 million, down 7.0% year-on-year (second quarter 2008, €49.1 million). For the first half 2009, sales of primary care products were up 2.1% year-on-year, or down 1.2% excluding foreign exchange impacts.

Smecta® -- For the second quarter 2009, sales reached €22.6 million, down 12.4% year-on-year compared with a hight second quarter, mainly due to a stocking effect in Russia a year ago. For the first half 2009, sales of Smecta® amounted to €52.2 million, up 3.5% year-on-year, or down 2.6% excluding foreign exchange impacts, mainly due to a stocking effect in Russia a year ago despite strong performances in China, France, Algeria and Vietnam.

Forlax® -- For the second quarter 2009, sales reached €13.1 million, down 2.4% year-on-year. For the first half 2009, sales of Forlax® amounted to €25.9 million, down 3.7% year-on-year, mainly due to a slowdown in France following the launch of a generic competitor in March. Sales in France represented 70.0% of total sales of the product over the period, versus 74.3% a year ago.

- **In the cognitive disorders area,** sales of **Tanakan®** for the second quarter of 2009 reached €30.7 million, up 8.5% year-on-year (second quarter 2008, €28.3 million). For the first half 2009, sales of Tanakan® amounted to €56.4 million, up 2.8% year-on-year, thanks to a solid sales growth in Russia and Vietnam. Sales of Tanakan® in France represented 53.6% of total Tanakan® sales in 2009 compared with 55.7% a year earlier.

- **In the cardiovascular area,** sales in the second quarter 2009 amounted to €20.2 million, down 12.1% year-on-year. For the first half 2009, sales reached €38.2 million, down 6.8% year-on-year.

Nisis® and Nisisco® -- For the second quarter 2009, sales reached €15.1 million, down 4.6% year-on-year (second quarter 2008, €15.9 million). For the first half 2009, sales reached €27.7 million, down 2.6% year-on-year. In January 2009 and part of its lifecycle program, the Group announced the signature of an agreement with Novartis to co-promote its antihypertensive drug Exforge® in France in the same therapeutic class. This agreement is now implemented and operational. Exforge® revenues are booked in "Other revenues".

Ginkor Fort® -- For the second quarter 2009, sales amounted to €3.9 million, down 28.8% year-on-year (second quarter 2008, €5.4 million). For the first half 2009, sales reached €7.7 million, reflecting the supply sales stocking of the product to the Group's partner.

- **Other primary care products** sales reached €4.0 million for the second quarter 2009, against €3.1 million a year earlier, with sales of **Adrovance™** contributing to €3.2 million during the second quarter 2009. For the first half 2009, other primary care products sales reached €7.1 million, with sales of Adrovance™ reaching €5.4 million.

For the second quarter 2009, **drug-related sales (active ingredients and raw materials)** were down 17.1% to €8.3 million. For the first half 2009, drug related sales amounted to €17.3 million, down 19.5% year-on-year.

IPSEN
Innovation for patient care

Comparison of the consolidated income statement for the first halves 2009 and 2008

(in thousand euros)	First half 2009 (in thousand euros)	First half 2009 % of sales	First half 2008 (in thousand euros)	First half 2008 % of sales	% change
Sales	**521,172**	**100.0%**	**497,371**	**100.0%**	**4.8%**
Other revenues	51,933	*10.0%*	53,713	*10.8%*	*-3.3%*
Revenues	**573,105**	**110.0%**	**551,084**	**110.8%**	***4.0%***
Cost of goods sold	(115,283)	*-22.1%*	(112,686)	*-22.7%*	*2.3%*
Research & development expenses	(91,518)	*-17.6%*	(87,313)	*-17.6%*	*4.8%*
Selling expenses	(186,142)	*-35.7%*	(164,854)	*-33.1%*	*12.9%*
General and administrative expenses	(44,753)	*-8.6%*	(40,746)	*-8.2%*	*9.8%*
Other operating income and expenses	(4,757)	*-0.9%*	1,633	*0.3%*	*ns*
Amortization of intangible assets	(5,473)	*-1.1%*	(1,211)	*-0.2%*	*ns*
Operating profit	**125,179**	***24.0%***	**145,907**	***29.3%***	***-14.2%***
– Income from cash and cash equivalents	1,641	-	15,820	-	-
– Cost of gross financial debt	(3,460)	-	(908)	-	-
Cost of net financial debt	**(1,819)**	***-0.3%***	**14,912**	***3.0%***	***-112.2%***
Other interest income and expense	(2,851)	*0.5%*	(11,526)	*-2.3%*	-
Income tax	(21,970)	*-4.2%*	(32,731)	*-6.6%*	*-32.9%*
Share of loss/profit from associated companies	0	-	(5,226)	*-1.1%*	*ns*
Net profit/loss from continuing operations	**98,539**	***18.9%***	**111,336**	***22.4%***	***-11.5%***
Net profit/loss from discontinued operations	523	-	(225)	-	*ns*
Consolidated net profit	**99,062**	***19.0%***	**111,111**	***22.3%***	***-10.8%***
– Equity holders of Ipsen S.A.	98,667	,	110,836	-	*-10.9%,*
– Minority interests	395	-	275	-	*43.6%*

■ Sales

Consolidated Group sales reached €521.2 million for the first half 2009, up 4.8% year-on-year or up 5.1% excluding foreign exchange impacts.

■ Other revenues

Other revenues reached €51.9 million for the first half 2009 compared with €53.7 million a year earlier, down 3.3% year-on-year.

Other revenues break down as follows:

(in thousand euros)	**First half 2009**	**First half 2008**	**Change** *in value*	*in %*
Breakdown by revenue type				
– Royalties received	36,915	23,726	13,189	*55.6%*
– Milestone payments – licensing agreements	10,961	24,121	(13,160)	*-54.6%*
– Other (co-promotion revenues. recharging)	4,057	5,866	(1,809)	*-30.8%*
Total	**51,933**	**53,713**	**(1,780)**	***-3.3%***

The Group recorded during the first half 2009 a €22.0 million payment for the Kogenate® and Helixate® royalties not cashed-in in 2008 while it benefited from a non recurring item in the first half 2008 related to the divestment of Ginkor Fort® for €13.7 million.

- **Royalties received** for the first half 2009 reached €36.9 million. up by €13.2 million compared with the first half 2008. It primarily comprised payments under the Kogenate® and Helixate® licences (amounting to €36.4 million in connection with the royalties not cashed-in by the Group for the fiscal year 2008 and the royalties due for the first half 2009 - compared with €23.1 million a year earlier). Indeed, following the resolution of its dispute with Bayer, the first half 2009 benefited from the carry over of seven months of royalty paying period for 2008 on Kogenate® and Helixate® not cashed in by the Group in 2008, as well as the royalties due for the first quarter 2009 as well as an estimate for the royalties due for the second quarter 2009.

- **Milestone payments** relating to licensing agreements represent primarily the recognition of payments received over the life of partnership agreements. For the first half 2009, it mainly comprised milestones in connection with the partnerships with Medicis for Dysport™, and Roche for taspoglutide, as it was the case for the same period in 2008. Moreover, the first half 2008 benefited from milestones related to the agreements with Tercica Inc. prior to its acquisition by the Group as well as the recognition of an income of €13.7 million on the divestment of Ginkor Fort®.

- **Other revenues** amounted to €4.1 million in the first half 2009 benefiting notably from the start of the co-promotion agreement for Exforge®. In the first half 2008, other revenues amounted to €5.9 million due to a commission collected after the renewal of one of the Group's co-promotion agreements.

Cost of goods sold

For the first half 2009, cost of goods sold amounted to €115.3 million. representing 22.1% of sales compared with 22.7% a year earlier, when the Group recorded some stock depreciation.

This improvement reflects the Group's productivity efforts as well as a favorable product mix due to the relative growth of specialty care products. These elements did more than offset the negative impact of the purchase price accounting in connection with the Group's US acquisitions, for €0.7 million.

Research & Development expenses

A comparison of research & development expenses for the first halves 2009 and 2008 is presented in the following table:

(in thousand euros)	**First half 2009**	**First half 2008**	**Change**	
			in value	*in %*
Breakdown by expense type				
– Drug-related research & development [(1)]	(76,615)	(77,188)	573	*-0.7%*
– Industrial development [(2)]	(12,571)	(8,422)	(4,149)	*49.3%*
– Strategic development [(3)]	(2,332)	(1,703)	(629)	*36.9%*
Total	**(91,518)**	**(87,313)**	**(4,205)**	***4.8%***

(1) Drug-related research & development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research & development expenses stood at €91.5 million for the first half 2009, representing 16.0% of total revenues or 17.6% of sales, up 4.8% year-on-year compared with €87.3 million in the first half 2008, when it represented 15.8% of total revenues or 17.6% of sales. Drug-related research & development expenses were stable while industrial development expenses were up 49.3% year-on-year, notably due to

the take-over by the Group of the Increlex® and Combo (co-administration of NutropinAq® with Increlex®) development projects, previously carried out by Tercica Inc. before it was bought-out by the Group.

- **Drug-related research and development expenses** were down 0.7% year-on-year, mainly attributable to the shift - from industrial development - of the expenses incurred for the production of OBI-1's active substance. The main R&D projects conducted over the period focused on the clinical development programmes for Somatuline® in neuro-endocrine tumors (NET) and its potential successor BIM-23A760, Dysport™, the sulfatase inhibitor BN-83495 and the pursuit of the clinical trials for Tanakan®. The Group also integrated during the first half 2009 Tercica Inc.'s R&D projects, notably on Combo .

- **In terms of industrial development,** the first half 2009 was marked by the integration of the development projects of Increlex® and Combo, as well as the transfer to industrial development from drug related research and development expenses of the expenses incurred for the production of OBI-1's active substance. The first half 2008 saw the finalisation of the preparation for the inspections carried out by the FDA in connection with the filings of Dysport™ and Somatuline® Depot in the United States.

■ Selling, general and administrative expenses

Selling, general and administrative expenses amounted to €230.9 million in the first half 2009, representing 44.3% of sales and reflecting the launch efforts for Increlex® Somatuline® and Apokyn® in the United States.

A comparison of selling, general and administrative expenses for the first halves 2009 and 2008 is presented in the following table:

(in thousand euros)	**First half 2009**	**First half 2008**	**Change** *in value*	*%*
Breakdown by expense type				
Royalties paid	(21,534)	(19,399)	(2,135)	11.0%
Taxes and sales tax	(4,618)	(6,122)	1,504	(24.6%)
Other sales and marketing expenses	(159,990)	(139,333)	(20,657)	14.8%
Selling expenses	**(186,142)**	**(164,854)**	**(21,288)**	**12.9%**
General and administrative expenses	**(44,753)**	**(40,746)**	**(4,007)**	**9.8%**
Total	**(230,895)**	**(205,600)**	**(25,295)**	**12.3%**

- **Selling expenses** stood at €186.1 million, representing 35.7% of sales for the first half 2009, compared with €164.8 million a year ago, or 33.1% of sales. This sharp increase chiefly results from the launch efforts for Increlex®, Somatuline® and Apokyn® in North America.

    - **Royalties paid** to third parties on sales of products marketed by the Group amounted to €21.5 million for the first half 2009, up 11.0% year-on-year supported by growth in sales of the corresponding products.

    - **Taxes and sales tax** were down 24.6% year-on-year to stand at €4.6 million due to a particular sales tax being reclassified as a deduction from gross sales.

    - **Other sales and marketing expenses** (i.e. marketing and sales force costs) reached €160.0 million, representing 30.7% of sales, compared with €139.3 million a year earlier, representing 28.0% of sales. This sharp increase chiefly results from the launch efforts for Increlex®, Somatuline® and Apokyn® and Dysport™ in North America. Other sales and marketing expenses outside North America slightly decreased year-on-year, reflecting productivity gains and the Group's selective allocation of resources.

- **General and administrative expenses** rose by 9.8% to reach €44.8 million, up by €4.0 million over the first half 2008. This increase results mainly from the Group's acquisitions in North America in 2008.

■ **Other operating income and expenses**

Other operating income and expenses amounted to a net expense of €(4.8) million, comprising some costs in connection with the Group's headquarters in Boulogne (France), as well as some non-recurring costs in connection with the Group's acquisitions in North America.

In the first half 2008, *other operating income and expenses* amounted to a net income of €1.6 million, generated mostly by the sale of a land that was not used in the Group's activities.

■ **Amortization of intangible assets**

This item comprises the amortization of intangible assets excepting those related to software.

In the first half 2009, the amortization of intangible assets represented a negative impact of € 5.5 million, compared with a negative impact of €1.2 million a year earlier. This evolution is mainly due to the amortization of the fair value of products held in licence by Tercica Inc. for €4.6 million, as a result of purchase price allocation impacts related to the Group's transactions in North America.

■ **Impairment losses**

No impairment charge was recognised in either the first halves 2009 or 2008.

■ **Operating profit**

As a result of the above, the Group's **operating profit** for the first half 2009 reached €125.2 million representing 21.8% of total revenues and 24.0 % of sales, compared with €145.9 million a year earlier, representing 26.5% of total revenues or 29.3% of sales.

Excluding the non-recurring elements recorded in the first half 2008 (the divestment of Ginkor Fort® for €13.7 million and the sale of land for €1.6 million), also excluding the negative impact related to the purchase price accounting of the Group's acquisitions in North America in the first half 2009, the **Group's adjusted operating profit** - before taking into account any royalty stream on Kogenate® and Helixate® - reached €94.1 million, or 18.0% of sales, in the first half 2009, compared with €107.5 million, or 21.6% of sales, a year earlier.

Operating segments: geographical breakdown of operating profit

Internal reporting to the decision making body, i.e. the Executive Committee, is based on the Group's management structure, which is organised on a geographical basis. Accordingly, the operating segments as defined by IFRS 8 are the geographical areas in which the Group operates.

The only change arising from the adoption of IFRS 8 is the creation of a new "North America" operating segment following the Group's acquisitions in the second half of 2008. Consequently, the adoption of IFRS 8 had little impact on the comparative information for the six months to 30 June 2008.

The operating segments existing at 30 June 2009 were:

- Major Western European countries: France, Italy, Spain, United Kingdom and Germany;
- Rest of Europe: all other countries in Western and Eastern Europe;
- North America: primarily the United States;
- Rest of the world: all other countries.

The table underneath supplies the analysis of sales, total revenues and operating result per operating segment at June 30 2009 and 2008.

	30 June 2009		30 June 2008		2009/2008 variation	
	(in thousand euros)	*% of sales*	*(in thousand euros))*	*% sales*	*(in thousand euros)*	*%*
Major western European countries (1)						
Sales	283,392	100.0%	281,217	100.0%	2,175	0.8%
Total revenues	289,874	102.3%	301,769	107.3%	(11,895)	-3.9%
Operating Income	119,234	42.1%	120,601	42.9%	(1,367)	-1.1%
Other European countries						
Sales	114,477	100.0%	124,578	100.0%	(10,101)	-8.1%
Total revenues	115,019	100.5%	124,603	100.0%	(9,584)	-7.7%
Operating Income	49,878	43.6%	52,573	42.2%	(2,695)	-5.1%
North America						
Sales	20,558	100.0%	2,058	100.0%	18,500	898.8%
Total revenues	24,884	121.0%	3,944	191.6%	20,939	530.9%
Operating Income	(15,087)	-73.4%	3,073	170.8%	(18,159)	-591.0%
Rest of world						
Sales	102,744	100.0%	89,519	100.0%	13,226	14.8%
Total revenues	102,744	100.0%	89,519	100.0%	13,226	14.8%
Operating Income	45,510	44.3%	37,341	41.2%	8,168	21.9%
Total allocated						
Sales	521,172	100.0%	497,371	100.0%	23,801	4.8%
Total revenues	532,521	102.2%	519,835	104.5%	12,686	2.4%
Operating Income	199,535	38.3%	213,588	42.9%	(14,053)	-6.6%
Total non allocated						
Other revenues	40,584	-	31,249	-	9,335	29.9%
Operating Income	(74,356)	-	(67,681)	-	(6,676)	9.9%
Total Ipsen						
Sales	521,172	100.0%	497,371	100.0%	23,801	4.8%
Total revenues	573,105	110.0%	551,084	110.8%	22,021	4.0%
Operating Income	125,179	24.0%	145,907	29.3%	(20,729)	-14.2%

(1) France, Spain, Italy, Germany and United Kingdom

In **Major Western European countries**, first half 2009 sales slightly increased by 0.8% year-on-year, while total revenues decreased by 3.9%. This decrease is mainly explained by the recognition of a revenue of €13.7 million stemming from the sale of Ginkor Fort® and a commission collected following the renewal of one of the Group's co-promotion agreements. As a result, operating income slightly decreased

by 1.1% to €119.2 million over the period, representing 42.1% of sales, compared with 42.9% of sales during first semester 2008.

In **Other European countries**, (include other Western European countries and Eastern European countries) first half 2009 sales reached €114.5 million, down 8.1%, weakened by distribution channels disruptions in some Eastern European countries during the first quarter after the steep decline of their local currencies against the Euro. For the second quarter 2009, sales in these countries, grew by 1.1% excluding foreign exchange impacts, reflecting a certain stabilisation of the Group's activity in this region. Over the first semester 2009, sales in Other European countries represented 22.0% of total consolidated Group sales, against 25.0% a year earlier. Selling and administrative expenses in this region have been adjusted accordingly (12.4%) to account for the net sales decrease. Additionally, selling and administrative expenses benefited from the decrease of royalties paid to third parties on sales of products marketed by the Group in that region, stemming from the decrease of sales of the corresponding products. Consequently, operating income only decreased by 5.1% over the period to €49.9 millions, down from €52.6 million a year earlier, representing 43.6% and 42.2% of sales respectively.

In **North America,** the first half 2009 sales reached €20.6 million, up from €2.1 million a year earlier, reflecting the full consolidation of the Group's US acquisitions since October 2008. For the first half 2009, total revenues benefited from milestones recognition in connection with the Medicis partnership on Dysport™. in aesthetic indication Consequently, operating income reached €(15.1) million over the period, against €3.5 million a year earlier, representing (73.4%) and 170.8% of sales respectively. This decrease mainly reflects the impacts of the Group's acquisitions in North America in 2008.

In **the Rest of the World**, where most of the Group's products are marketed by third-party distributors and agents, except in certain countries where the Group has a direct presence, operating income for the first half 2009 continued to grow strongly, increasing by 23.3% to €45.5 million compared with €36.9 million in the first half 2008. First half 2009 sales were up 14.8% to €102.7 million.

In the first half 2009, **non-allocated operating loss totalled**, €74.4 million compared with a loss of €67.7 million a year ago. Other revenues totalled €40.6 million compared with €31.2 million a year ago. These other revenues are primarily comprised of payments linked to the Kogenate® and Helixate® licences (amounting to €36.4 million in connection with the royalties not cashed-in by the Group for the fiscal year 2008 and the royalties due for the first half 2009 - compared with €23.1 million a year earlier). Over the first semester 2008, the revenues in connection with partnerships with Galderma and Medicis where not allocated to a geographical region, while they are now allocated respectively to "Other European Countries" Region and "North America" Region.

- **Cost of net financial debt and other financial income and expenses**

In the first half 2009, the **cost of net financial debt** amounted to €(1.8) million, mainly resulting from the interest paid on the syndicated credit lines the Group put in place in June 2008, partially drawn in October 2008 and reimbursed in April 2009, partly offset by the Group's financial income on its cash. In the first half 2008, the Group had cashed in €5.1 million in financial income and recorded an income of €10.2 million stemming from the accelerated recognition of interest on Tercica Inc. convertible bonds since the bonds were converted into shares before maturity.

Other interest income and expenses amounted to €(2.9) million for the first half 2009, compared with €(11.5) million a year earlier, when it chiefly comprised the fair value adjustments of the derivative instruments put in place in the framework of the Group's transactions in North America.

- **Income tax**

In the first half 2009, the Group's effective tax rate reached 18.2% of net profit from continuing operations, significantly lower than its effective tax rate of 21.9% over the same period in 2008, mainly due to the full consolidation of Tercica Inc.'s losses since October 2008. Moreover, the Group has been subject to a tax audit in France that completed in June 2009. The impact of the tax reassessments for the first half 2009 has been largely offset by a tax relief, over the same period, related to a preceding tax audit in France.

- **Share of loss from associated companies**

In the first half 2009, the Group stopped recording a share of loss from associated companies following its buy-out of Tercica Inc. in October 2008, which has been fully consolidated since then. This share of loss amounted to €5.2 million a year earlier.

- **Net result from continuing operations**

As a result of the items described above, profit from continuing operations for the first half 2009 amounted to €98.5 million (or 17.2% of total revenues) compared with €111.3 million (or 20.2% of total revenues) a year earlier.

- **Net profit/loss from discontinued operations**

The Group's discontinued operations generated a profit of €0.5 million in the first half 2009, compared with a loss of €0.2 million a year earlier.

- **Consolidated net profit**

As a result of the items noted above, the Group's consolidated net profit decreased by 10.8% year-on-year and reached €99.1 million (attributable to equity holders of Ipsen S.A. : €98.7 million) compared with €111.1 million (attributable to equity holders of Ipsen S.A.: €110.8 million) a year earlier. Consolidated profit represented respectively 17.3% and 20.2% of total revenues in the first halves 2009 and 2008.

Milestones received in cash-in but not yet recognised as revenues

In the first half 2009, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €207.3 million, compared with €216.9 million a year earlier. This decrease is mainly due to the elimination in the Group's consolidated financial statements of deferred revenues from Tercica Inc., following its buy-out by the Group in October 2008, as well as a strong depreciation of the pound sterling versus the euro year-on-year. This was partly offset by the payments in the first half 2009, for €61.1 million, in connection with the partnerships with Medicis (US$75 million) and Galderma (€6.0 million).

These payments will be recognised in the Group's income statement as revenues going forward as follows:

	Milestones received in cash but not yet recognised in the periods ending :	
(in million euros)	**30 June 30 2009**	**30 June 30 2008**
Total	**207.3[1]**	**216.9[1]**
These will be recognised as revenue in the future as follows:		
In 2009	12.1	11.2
In 2010	21.7	22.4
In 2011 and beyond	173.5	183.3

[1] Amounts computed using average rates, respectively at June 30, 2009 and 2008

IPSEN
Innovation for patient care

CASH FLOW AND CAPITAL RESOURCES

The consolidated cash flow statement shows that the Group generated a net cash from operating activities during the first half 2009 of €147.2 million, up 18.6% year-on-year, compared with €124.1 million a year earlier.

As at June 30, 2009, the Group benefited from a positive net cash position of €139.1 million versus €263.7 million as at June 30, 2008, before the payment of its acquisitions in the United States.

.

CASH FLOW STATEMENT ANALYSIS

(in thousand euros)	**30 June 2009**	**30 June 2008**
- Cash flow before variation in working capital requirements	121,508	141,301
- (Increase) / decrease in working capital requirements for operations	25,729	(17,167)
· Net cash flow generated by operating activities	147,237	124,134
- Other items	*(33,418)*	*(38,432)*
- Deposits paid	*981*	*8*
- Variation in cash securities held for sale	*0*	*6,000*
· Net cash flow used in investment activities	(32,437)	(32,424)
· Net cash flow used in financing activities	(217,573)	(64,894)
· Net cash flow provided by discontinued activities	(234)	(977)
INCREASE / (DECREASE) IN CASH FLOW FOR THE PERIOD	**(103,007)**	**25,839**
Cash and cash equivalents at beginning of the period	**237,325**	**240,907**
Impact of foreign exchange variations	4,755	(3,090)
Cash and cash equivalents at end of period	**139,073**	**263,656**

Net cash flow from operating activities

During the first half 2009, net cash flow from operations before changes in working capital amounted to €121.5 million, compared with €141.3 million a year ago.

Working capital requirements for operating activities decreased by €25.7 million in the first half 2009 compared with an increase of €17.2 million a year earlier. This evolution in the first half 2009 was linked to the following:

- *Inventories* decreased by €6.7 million compared with an increase of €1.2 million a year ago. This evolution is linked to the gradual reduction of consignment stocks implemented in December 2008 in a few countries in the context of local operating constraints.
- *Trade receivables* increased by €33.7 million compared with an increase of €36.8 million in the first half 2008, mainly due to growth in business in international markets.
- *Trade payables* increased by €6.0 million, reflecting a higher level of invoicing received from suppliers than the one observed a year ago (decrease of €3.0 million as of 30 June 2008).

- *Other current liabilities net of current assets* decreased by €38.2 million. The Group recognised deferred revenue of €61.1 million in connection with its partnerships with Medicis ($75.0 million received over the period) and Galderma (€6.0 million received over the period). These movements have been partly compensated by the recognition in the consolidated income statement of €9.7 million of milestones received in cash in the previous years in connection with the Roche, Galderma, Medicis and Recordati partnerships, as well as – to a lesser extent - the change in other operational receivables and payables.

- The *tax liability* increased by €8.6 million, stemming from the time-lag between the recording of the tax liabilities and their effective settlement, as well as the recording of a tax linked to the Kogenate® and Helixate® royalties, which have been recognized in the first half 2009 following the resolution of the Bayer dispute.

- **Net cash flow from investing activities**

In the first half 2009, net cash flow from investing activities comprised three main components :

- *Net cash flow from investing activities* represented €25.1 million compared with €17.0 million a year earlier. This mainly comprised:

  - *Acquisitions of property, plant & equipment* totalled €14.7 million, mostly consisting in capital expenditure required to maintain the Group's industrial facilities, as well as certain investment in capacity, such as €7.5 million for the new Dysport™ secondary production plant at the Wrexham site (United Kingdom) and €1.1 million for the Dublin site (Ireland).

  - *Acquisitions of intangible assets* amounted to €10.9 million, mainly related to partnership activities, such as the co-promotion agreement on Exforge® with Novartis and investments in the renewal of some information systems.

- *Net cash flow from other investing activities* represented €2.5 million and mainly comprised payments to post-employment benefit plans as well as certain payments linked to the Group partnership activities.

- The decrease by €4.8 million in *working capital requirements for investment activities* which relates primarily to payment during the period of receivables related to the disposal of fixed assets recognised at the end of 2008. This compares to a decrease of €12.6 million in the first half 2008, linked primarily to payment during the period of debts due against fixed assets recognised at the end of 2007, mainly in France

- **Net cash flow used in financing activities**

In the first half 2009, net cash flow used in financing activities totalled €217.6 million, compared with €64.9 million in the first half 2008. The Group paid out €58.0 million in dividends in the first half 2009, compared with €55.0 million a year earlier. As of June 30, 2009 the Group had also paid down €150.0 million that it drew late 2008 on its 5-year credit facility with a banking syndicate. The Group also spent €6.1 million in the first half 2009 on its share buyback program.

- **Net cash flow provided by discontinued activities**

As at June 30, 2009, net cash flow provided by discontinued activities amounted to €(0.2) million.

IPSEN
Innovation for patient care

ANALYSIS OF NET CASH[1]

(In thousand euros)	30 June 2009	30 June 2008
Cash in hand	38,777	37,550
Short-term investments	99,144	200,734
Interest-bearing deposits	2,302	31,434
Cash and cash equivalents	**140,223**	**269,718**
Total Cash	**140,223**	**269,718**
Bank overdrafts liabilities	**(1,150)**	**(6,062)**
Liabilities subtotal	**(1,150)**	**(6,062)**
Closing net cash and cash equivalents	**139,073**	**263,656**

Short-term debt	-	-
Other financial liabilities	(12,749)	(16,253)
Non-current subtotal	**(12,749)**	**(16,253)**
Short-term debt	(4,000)	(5,375)
Financial liabilities	(3,992)	(5,008)
Current subtotal	**(7,992)**	**(10,383)**
Debt	**(20,741)**	**(26,636)**

Derivatives	**531**	**2,416**

NET CASH [1]	**118,863**	**239,436**

As of June 30, 2009, the Group's net cash[1] position stood at €118.9 million, compared with €239.4 million as at June 30, 2008, before its acquisitions in the United States.

In June 2008, Ipsen S.A. signed for a 5-year credit facility totalling €300.0 million with a banking syndicate. This multicurrency, multilender facility requires Ipsen S.A.'s guarantee for use by some of its subsidiaries. It will be used to fund acquisitions in the United States and the business's general financial needs. At the borrower's initiative, this credit line is available for withdrawal on a short-term basis for periods of 1 to 12 months.

The total withdrawal must always be lower than the credit facility maximum which diminishes over time as follows:

4 June 2009	€262.5 million
4 June 2010	€225.0 million
4 June 2011	€187.5 million
4 June 2012	€150.0 million
4 June 2013	-

[1] Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments.

Under this loan agreement. in addition to the usual covenants. the Group has committed to respecting the following maximum net debt to equity and net debt to EBITDA[3] levels at the end of each financial year:

Net Debt / Equity: 1
Net Debt / E.B.I.T.D.A.[3]: 3

If the Group defaults, the banking syndicate may demand early repayment of the loan agreement. As at June 30, 2009, with respect to the Group's positive net cash situation, net debt to equity and net debt to EBITDA[3] ratios were irrelevant. As of June 30, 2009 the Group had also paid down €150.0 million that it drew late 2008 on its 5-year credit facility with a banking syndicate.

[3] EBITDA : Earnings before interests, tax, depreciation and amortization.

IPSEN
Innovation for patient care

Consolidated income statement

(in thousand euros)	30 June 2009	30 June 2008
Sales	521,172	497,371
Other revenues	51,933	53,713
Total revenues	**573,105**	**551,084**
Cost of goods sold	(115,283)	(112,686)
Research and development expenses	(91,518)	(87,313)
Selling expenses	(186,142)	(164,854)
General and administrative expenses	(44,753)	(40,746)
Other operating income and expenses	(4,757)	1,633
Amortization of Intangibles	(5,473)	(1,211)
Operating income	**125,179**	**145,907**
- Investment income	1,641	15,820
- Cost of finance	(3,460)	(908)
Net finance cost	**(1,819)**	**14,912**
Other financial income and expense	(2,851)	(11,526)
Income taxes	(21,970)	(32,731)
Share of loss/profit from associated companies	-	(5,226)
Net profit/loss from continuing operations	**98,539**	**111,336**
Net profit/loss from discontinued operations	**523**	**(225)**
Consolidated net profit	**99,062**	**111,111**
- Attributable to shareholders of Ipsen S.A.	98,667	110,836
- Minority interests	395	275

IPSEN
Innovation for patient care

Consolidated balance sheets - Before allocation of net profit

(in thousand euros)	30 June 2009	31 December 2008[1]
ASSETS		
Goodwill	290,801	290,816
Other intangible assets	239,320	232,935
Property. plant & equipment	244,660	237,860
Equity investments	3,033	2,650
Investment in associated companies	-	-
Non-current financial assets	3,819	3,810
Other non-current assets	9,247	8,039
Deferred tax assets	124,498	98,343
Total non-current assets	**915,378**	**874,453**
Inventories	109,384	115,782
Trade receivables	254,178	217,845
Current tax assets	18,358	49,509
Other current assets	67,235	63,383
Current financial assets	403	2,528
Cash and cash equivalents	140,223	239,584
Total current assets	**589,781**	**688,631**
Assets of discontinued operations	667	1,333
TOTAL ASSETS	**1,505,826**	**1,564,417**

EQUITY & LIABILITIES		
Share capital	84,068	84,060
Additional paid-in capital and consolidated reserves	780,292	698,976
Net profit for the period	98,667	146,563
Foreign exchange differences	(34,624)	(44,567)
Equity – attributable to shareholders of Ipsen	**928,403**	**885,032**
Minority interests	1,810	1,580
Total shareholders' equity	**930,213**	**886,612**
Retirement benefit obligation	12,713	11,530
Long-term provisions	57,837	34,739
Bank loans	-	148,941
Other financial liabilities	12,749	13,803
Deferred tax liabilities	6,668	5,296
Other non-current liabilities	199,068	142,560
Total non-current liabilities	**289,035**	**356,869**
Short-term provisions	3,373	8,952
Bank loans	4,000	4,000
Financial liabilities	3,992	4,346
Trade payables	110,849	103,835
Current tax liabilities	13,883	36,315
Other current liabilities	145,839	156,345
Bank overdrafts	1,150	2,259
Total current liabilities	**283,086**	**316,052**
Liabilities of discontinued operations	3,492	4,884
TOTAL EQUITY AND LIABILITIES	**1,505,826**	**1,564,417**

[1] The information presented for December 31, 2008 has been restated for the definitve goodwill allocation in connection with the acquisition of Vernalis Inc. and Tercica Inc.'s buy-out. The bridge beteween this information and the December 31, 2008 reported consolidated balance sheet is presented in note 11.4 of the Group's June 30, 2009 Financial Statements.

IPSEN
Innovation for patient care

Consolidated statement of cash flows

(in thousand euros)	30 June 2009	30 June 2008
Consolidated net profit	**99 062**	**111 111**
Net profit from discontinued operations	(523)	225
Share of loss/profit from associated companies	-	5 226
Net profit from continuing operations before share from associated companies	**98 539**	**116 562**
Non-cash and non-operating items		
- Depreciation. amortisation. provisions and impairment losses	40 872	17 843
- Change in fair value of derivative financial instruments	2 650	8 092
- Net gains or losses on disposal of non-current assets	794	(16 089)
- Share of government grant released to profit and loss	(47)	(47)
- Exchange differences	1 705	2 422
- Change in deferred taxes	(23 411)	8 535
- Share-based payment expense	4 169	3 259
- Gain or loss on disposals of treasury shares	255	(355)
- Other non-cash items	(4 018)	1 079
Cash flow from operating activities before changes in working capital	***121 508***	***141 301***
- (Increase)/decrease in inventories	6 735	(1 189)
- (Increase)/decrease in trade receivables	(33 731)	(36 848)
- (Decrease)/increase in trade payables	5 983	(3 026)
- Net change in income tax liability	8 552	26 085
- Net change in other operating assets and liabilities	38 190	(2 189)
Change in working capital related to operating activities	**25 729**	**(17 167)**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**147 237**	**124 134**
Acquisitions of property. plant & equipment	(14 703)	(26 199)
Acquisitions of intangible assets	(10 922)	(7 972)
Proceeds from disposal of intangible assets and property. plant & equipment	524	17 180
Acquisition of investments in non-consolidated companies	-	-
Convertible note subscriptions	(2 000)	(10 203)
Proceeds from disposal of investment securities	-	-
Payments to post-employment benefit plans	(1 343)	(975)
Impact of changes in the scope of consolidation	-	252
Change in cash securities held for sale	-	6 000
Cash flows related to investing activities	(151)	2 109
Deposits paid	981	8
Change in working capital related to investing activities	**(4 823)**	**(12 624)**
NET CASH USED BY INVESTING ACTIVITIES	**(32 437)**	**(32 424)**
Additional long-term borrowings	-	-
Repayment of long-term borrowings	(151 062)	(4 565)
Net change in short-term borrowings	-	-
Treasury shares	(6 115)	(5 495)
Dividends paid by Ipsen S.A.	(58 033)	(55 027)
Dividends paid by subsidiaries to minority interests	(141)	(115)
Change in working capital related to financing activities	**(2 222)**	**308**
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES	**(217 573)**	**(64 894)**
Impact of operations due to be sold or discontinued	(234)	(977)
CHANGE IN CASH AND CASH EQUIVALENTS	**(103 007)**	**25 839**
Opening cash and cash equivalents	**237 325**	**240 907**
Impact of exchange rate fluctuations	4 755	(3 090)
Closing cash and cash equivalents	**139 073**	**263 656**

IPSEN Innovation for patient care

DEBIOPHARM GROUP fully funded drug development & innovation

Press release

Ipsen and Debiopharm conclude an exclusive worldwide license agreement for the development and commercialisation of the Ipsen's proprietary CDC-25[1] inhibitor (IRC-083864 or Debio 0931), an anti-cancer agent

Debio 0931 has the potential to target major human cancers

Paris (France) and Lausanne (Switzerland), 7 September 2009 – Ipsen (Euronext:IPN), an innovation-driven global specialty pharmaceutical Group and Debiopharm Group (Debiopharm), a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs, announced today the signature of an agreement under which Debiopharm is granted an exclusive worldwide license to develop and commercialise Ipsen's first-in-class inhibitor of the CDC25 phosphatase enzyme (now Debio 0931), for the treatment of various human cancers.

CDC25 is a key enzyme involved in the regulation of cell cycle. Its over-expression is associated with the progression of cancer. By blocking the cell cycle and thus interrupting tumour growth, Debio 0931 represents a promising novel target for cancer therapies. This preclinical candidate will now be the subject of a full development program under the responsibility of Debiopharm.

Under the terms of the agreement Debiopharm will be exclusively responsible for the development of Debio 0931, with Ipsen having an option to re-acquire development and commercialisation rights post completion of Phase II clinical trials. Ipsen will receive an upfront payment and be eligible for milestone payments and royalties.

Jean-Luc Bélingard, Ipsen's Chairman and Chief Executive Officer said: "*We are delighted that Ipsen's CDC-25 inhibitor will be progressed toward clinical development by Debiopharm, a company with a strong track record in oncology. Debiopharm is our long-standing partner with whom we have had a very fruitful partnership in other areas of oncology for more than 20 years and we feel confident that the full potential of CDC-25 will be maximised, thanks to Debiopharm's strong expertise in oncology development.*"

Rolland-Yves Mauvernay, President and Founder of Debiopharm Group added: "*We are extremely pleased to enter into another alliance with Ipsen. This collaboration is an opportunity to grow our pipeline in oncology, our area of expertise. We believe that Debio 0931 may have applications in the treatment of various types of cancer which will increase the quality of life of many cancer patients.*"

---

[1] International Journal of Cancer. 2009 Mar 15;124(6):1449-56 "IRC-083864, a novel bis quinone inhibitor of CDC25 phosphatases active against human cancer cells." by Brezak MC, Valette A, Quaranta M, Contour-Galcera MO, Jullien D, Lavergne O, Frongia C, Bigg D, Kasprzyk PG, Prevost GP, Ducommun B.

About the partnership

The collaboration between Ipsen and Debiopharm started in 1983 with regards to LHRH analogues, in particular for the triptorelin analogue Decapeptyl® (also known as Pamoreline® and Diphereline®). In October 2007, their partnership was extended to grant Ipsen access to future sustained-release formulations of Decapeptyl® developed by Debiopharm, among which a 6-month sustained release formulation that was filed in Europe in September 2008, for the treatment of locally advanced or metastatic prostate cancer. Decapeptyl® 1 and 3-month formulations are currently commercialised in more than 60 countries worldwide, including 25 in Europe and they have generated almost € 248million in sales in 2008.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

About Debiopharm Group

Debiopharm Group is a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs. It develops its products for global registration and maximum commercial potential. Once registered, the products are out-licensed to pharmaceutical partners for sales and marketing.

Debiopharm independently funds the worldwide development of all of its products while providing expertise in pre-clinical and clinical trials, manufacturing, drug delivery and formulation, and regulatory affairs.

Founded in 1979 and headquartered in Lausanne, Switzerland, Debiopharm has developed four products with global combined sales in excess of $2.6 billion in 2008.
For more information on Debiopharm Group, please visit: www.debiopharm.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Debiopharm S.A.
Maurice Wagner
Director Corporate Affairs & Communication
Tel.: +41 (0)21 321 01 11
Fax: +41 (0)21 321 01 69
mwagner@debiopharm.com